March 17, 2025

David Marberger
Chief Financial Officer
Conagra Brands, Inc.
222 W. Merchandise Mart Plaza, Suite 1300
Chicago, Illinois 60654

       Re: Conagra Brands, Inc.
           Form 10-K for the fiscal year ended May 26, 2024
           Filed July 11, 2024
           Form 8-K furnished on December 19, 2024
           File No. 001-07275
Dear David Marberger:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended May 26, 2024
Consolidated Statements of Earnings, page 38

1. We note that you included the impairment charges in the Selling, General, and
       Administrative expenses line item of the statements of earnings. Please present the charges related to impairments in a separate line item with charges related to goodwill presented separately from other impairment charges in accordance with ASC 350-20-
       45-2.
Form 8-K furnished on December 19, 2024
Exhibit 99.1

2. We note in your earnings releases, you removed advertising and promotion expenses from adjusted selling, general and administrative expense, a non-GAAP measure, because this metric is used in reporting to management, and management believes this adjusted measure provides useful supplemental information to assess the
company   s
 March 17, 2025
Page 2

       operating performance. Please tell us your consideration of the guidance in Questions
       100.01 and 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP
       Financial Measures.
3. We note your non-GAAP financial measures contain several reconciling adjustments.
       Please revise your discussion in your Note on Non-GAAP Financial Measures to further describe the nature of each adjustment and the reasons why management believes the adjustment and information is useful to investors. Refer to the guidance in
       Item 10(e)(1)(i)(C) of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eiko Yaoita Pyles at 202-551-3587 or Melissa Gilmore at 202-551-
3777 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing